July 15, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Morgan Youngwood and Stephen Krikorian

Re: NEXSTAR MEDIA GROUP, INC.

Form 10-K for the fiscal year ended December 31, 2023

Form 8-K filed February 28, 2024

Response dated April 12, 2024

File No. 000-50478

Dear Messrs. Youngwood and Krikorian:

On behalf of Nexstar Media Group, Inc. (“Nexstar,” “Company,” “we,” “us” or “our”) please find below Nexstar’s responses to the comment letter dated June 28, 2024 (the “Letter”) from the Staff regarding Nexstar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Current Report on Form 8-K filed on February 28, 2024.

The numbered paragraphs below set forth the Staff’s comments from the Letter, followed by our responses thereto.

Form 8-K filed February 28, 2024; Reconciliation of Adjusted EBITDA (Non-GAAP Measure), page 8

1.
We note your response to prior comments 1 and 2 regarding your new proposed Adjusted EBITDA measure. Please tell us why Adjusted EBITDA excludes the amortization of basis difference for your equity method investments. With your response, please explain how you considered Question 100.04 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We considered Question 100.04 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and do not believe excluding “amortization of basis difference for our equity method investments” represents “tailored accounting” as that term is discussed in Compliance and Disclosure Interpretation Question 100.04 because the adjustment does not have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP nor is it misleading. Rather, we believe this adjustment is consistent with the premise outlined in the response to Compliance and Disclosure Interpretation Question 100.4, which states that “by definition, a non-GAAP measure excludes or includes amounts from the most directly comparable GAAP measure.” ASC 323-10-50-3 requires the disclosure of the difference between the step-up value of the investment on our books versus the historical value reflected in our investee’s books. Separately, §210.1-02(bb)(ii) of Regulation S-X requires disclosure of the investee’s net income and their net income attributable to us, which does not include the basis difference amortization. Therefore, the basis difference amortization is a separate accounting and disclosure requirement and is presented in Note 6 to our Consolidated

Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2023. Moreover, we do not believe the amortization amount is reflective of normal course ordinary operations (as it primarily relates to our share of the stepped-up value of finite-lived intangible assets upon our acquisition of 31.3% investment of TV Food Network), which is what we are illustrating with our definition of Adjusted EBITDA. Accordingly, we believe that excluding the “amortization of basis difference for our equity method investments” is not misleading.

Form 8-K filed February 28, 2024; Reconciliation of Free Cash Flow (Non-GAAP Measure), page 10

2.
Please provide us with a draft of your statement disclosing the reasons why the presentation of Adjusted Free Cash Flow provides useful information to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response: The following is the proposed draft disclosure: “We consider Adjusted Free Cash Flow to be a measure that provides useful information to management and investors about the amount of cash generated by the business that can be available for use in ongoing operations, debt payments, pension contributions, dividends, share repurchases, acquisitions and other items. Adjusted Free Cash Flow is not intended to represent the amount of cash flow available for discretionary expenditures as certain items and non-discretionary expenditures, such as changes in working capital, mandatory debt service requirements and pension contributions, are not deducted from this measure.”

3.
We note your response to prior comment 3 regarding the excess distribution from TV Food Network LLC for your portion of the proceeds it received from the sale of accounts receivable to a special purpose entity. Please explain why it is appropriate to adjust your Adjusted Free Cash Flow measure upward by the amount related to the reduced accounts receivable balance in the special purpose entity in future periods.

Response: Our definition of Adjusted Free Cash Flow is intended to reflect the free cash flow generated by our operations (or our investee’s operations) in the ordinary course. The sale of accounts receivable into a securitization facility by our investee is outside of the ordinary course of operations for them.

To illustrate, in the first quarter of 2023, we received a cash distribution from our investee related to our pro rata share of its cash from operations (net of the cash distributions we received during 2022 related to 2022 operations). The amount of the first quarter 2023 distribution from our investee was $226 million. Our investee reported to us that of that distribution, $69 million was related to their accounts receivable securitization transaction. As such, in the first quarter of 2023, we reported in our Adjusted Free Cash Flow metric the net $157 million distribution.

In the first quarter of 2024, we received a cash distribution of $120 million. Our investee reported to us that of that distribution, ($9) million was used to reduce the balance of the accounts receivable securitization facility. As such, in the first quarter of 2024, we reported in our Adjusted Free Cash Flow metric the gross $129 million of “ordinary course” distribution.

To further illustrate, we received $69 million in the first quarter of 2023 related to the initial sale of accounts receivable into the securitization facility. In the first quarter of 2024, $9 million was used to reduce the securitization facility balance, leaving our pro rata share of $60 million outstanding.

We believe it is a useful metric for management and our investors to understand the recurring, ordinary course liquidity of our (and our investee’s) operations. Management bases its capital allocation plans on the Company’s ordinary course liquidity as reflected in our proposed Adjusted Free Cash Flow metric and not on unusual or one-time events or changes in timing of payment or receipts of cash which are difficult to predict. If those events occur, management reacts and adjusts its plans accordingly, in real time. The effect of these items can be seen in our proposed Free Cash Flow metric.

4.
Your response to prior comment 4 states that one category of the adjustments to Adjusted Free Cash Flow is for an elimination of changes in cash due to timing. Please explain why eliminating changes in cash due to timing is consistent with the definition of a liquidity measure and useful as a measure of cash flows. Explain why you are making an adjustment for CW payments and CW (amortization) of broadcast rights to “Net cash provided by operating activities.” Further, explain why changes in operating assets and liabilities, net of acquisitions and dispositions are being eliminated. Help us better understand how you determined that it is appropriate to include these adjustments in your reconciliation of Adjusted Free Cash Flow as a liquidity measure.

Response: Please note that we intend to provide two metrics of free cash flow in our earnings releases: (1) “Free Cash Flow,” which we propose to define as Net cash provided by operating activities less capital expenditures, and (2) “Adjusted Free Cash Flow,” which we propose to define as Net cash provided by operating activities, less capital expenditures, less payments for capitalized software obligations, plus/less changes in income tax payable, plus/less cash contribution from (distribution to) noncontrolling interests, plus ordinary course proceeds from disposal of assets and insurance recoveries, plus/less changes in operating assets and liabilities, net of acquisitions and dispositions, plus CW payments for broadcast rights, less CW amortization of broadcast rights, plus/less cash (distribution) / reduced cash distribution from accounts receivable securitization of equity method investee, less pension and other postretirement plans credit; plus taxes paid on sale of assets not in the ordinary course plus transaction and other one-time expenses, and other items.

Our proposed definition of Adjusted Free Cash Flow provides both management and our investors with the recurring liquidity of our business in the ordinary course and excludes changes in cash due to timing elements. Management uses Adjusted Free Cash Flow as one of the metrics it analyzes to make its capital allocation plans. The metric is useful because it excludes unusual or one-time events or changes in timing of payment or receipts of cash which are difficult to predict.

Further, we believe that if we do not adjust for these timing elements, there may be material fluctuations that would not be representative of the underlying liquidity of our business. For example, if one or two customers pay us one or two days late or one or two days early, that could either negatively or positively impact the Adjusted Free Cash Flow for the quarter but does not reflect a change in the underlying liquidity of our business. In addition, those timing factors are difficult for us and our investors to predict as they largely depend on the actions of our third-party counterparties. Our definition of Adjusted Free Cash Flow eliminates these factors and provides a metric that can be more easily calculated and projected and used by us and our investors.

Nevertheless, we are providing a complete picture to our investors by also providing our proposed “Free Cash Flow” metric, so investors will also be able to see the impact of those unusual or timing items on our liquidity.

Specifically, to the Staff’s question about why changes in operating assets and liabilities, net of acquisitions and dispositions are being eliminated, we have eliminated the impact of changes in working capital on our business in our definition of Adjusted Free Cash Flow, but not in our definition of Free Cash Flow, as short-term fluctuations in the receipt of cash from our customers (as illustrated above) or our payment of our bills based on timing of invoices does not have a material impact on our liquidity planning. We note that the revenues and expenses of our business are largely cash-based (or converted into cash typically within 90 days). Any differences in timing can be seen in our presentation of Free Cash Flow.

In addition, to the Staff’s question about why we are making an adjustment for CW payments and CW (amortization) of broadcast rights, we believe these changes are consistent with our description above regarding changes in working capital. With respect to The CW, our definition of Adjusted Free Cash Flow uses the GAAP accounting for The CW’s programming expense, which reflects The CW’s programming expense in the period in which The CW generates its revenue, rather than the timing of the cash payments related to this programming expense. Because the original programming licenses that The CW acquires are typically only on a season-by-season basis, the substantial majority of the cash expenses related to the program are typically incurred within one year of the airing, but the timing of payment may vary from the timing of airing. Further, the new sports programming contracts that have been entered into by The CW contain payment schedules that generally align with the timing of the airing of the programming. Any differences in timing can be seen in our definition of Free Cash Flow.

5.
Please tell us why changes in income tax payable is considered to be an additional recurring cash expenditure in your reconciliation of Adjusted Free Cash Flow.

Response: The purpose of the adjustment for changes in income tax payable is to ensure that the full cash taxes paid by the Company were reflected in the definition of Adjusted Free Cash Flow. Because our Adjusted Free Cash Flow definition eliminates all the changes in operating assets and liabilities in one line item - which includes the changes in income tax payable – we needed to put back the adjustment for changes in income tax payable. We propose to provide a footnote in our Adjusted Free Cash Flow reconciliation table explaining the adjustment.

6.
From your response to prior comment 4, we note that another category of adjustments to Adjusted Free Cash Flow is for the elimination of items that are non-recurring, non-cash, or not related to the core operations of the business. Explain why you believe eliminating non-cash items is a necessary adjustment in the reconciliation of a non-GAAP liquidity measure. For example, please describe the nature of the amount underlying the pension and other postretirement plans (credit), net and explain why it is eliminated in your reconciliation of Adjusted Free Cash Flow.

Response: The non-cash item referred to in your comment is the pension and other postretirement plans credit, which we do not believe is reflective of the ordinary course operations of our business (e.g., the plans are frozen and were assumed in connection with prior acquisitions) and the amount does not add to the Company’s current liquidity. The pension and other postretirement credit, net is reflective of the excess of expected return on plan assets over the interest cost on pension benefit obligations disclosed in Note 10 to our Consolidated Financial Statements include in our Annual Report on Form 10-K for the year ended December 31, 2023. The amount reduces our benefit plan obligations but is not a source of liquidity for the Company in the current period. Any actual cash contributions based on the underfunded amount of our benefit plan obligations we may make are separately disclosed.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (972) 764-6701 or the Company’s counsel, Kirkland & Ellis LLP, Joshua N. Korff at (212) 446-4943 or Christina M. Thomas at (202) 389-3145.

Very truly yours,

Nexstar Media Group, Inc.

By:	/s/ Lee Ann Gliha
By: Lee Ann Gliha
Title: Chief Financial Officer

cc:
Joshua N. Korff
Christina M. Thomas
Kirkland & Ellis LLP